
April 6, 2021

<u>Via Email</u>

Thomas E. Walker, Jr., Esq.
Jones Walker LLP
190 East Capitol Street, Suite 800
Jackson, MS 39201

> **Re: Peoples Financial Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 2, 2021**
> **File No. 001-12103**

Dear Mr. Walker:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this letter, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

<u>Preliminary Proxy Statement</u>

<u>I. General, page 2</u>

1. We note the following statement: "Officers, directors, and employees of The Peoples Bank (the "Bank") also may solicit Proxies personally." Please describe the class or classes of employees of the Bank that may solicit Proxies and the manner and nature of their employment for such purpose. See Item 4(b)(2) of Schedule 14A.

2. Please provide the disclosure required by Item 4(b)(4) of Schedule 14A.

Proxy Contest, page 3

3. We note the following statement: "The Stilwell Group has filed preliminary proxy material with the SEC indicating its intent to solicit proxies in support of its candidate." Please revise this statement in light of the fact that the Stilwell Group filed its definitive proxy statement on March 29, 2021. Please make conforming changes to the similar statement on page 8.

Item 1: Election of Directors, page 4

4. The first paragraph of this section indicates that shareholders may "elect[] to abstain or to withhold" their votes. However, the preliminary proxy card only allows shareholders to either vote "for" a nominee or "withhold" a vote for a nominee. Please reconcile this discrepancy.

5. Please provide the information required by Item 5(b)(1) of Schedule 14A with respect to each of the Company's nominees.

6. We note the following statement: "Should any of these nominees be unable to accept the nomination, the shares voted in favor of the nominee will be voted for such other person, if any, as the Board of Directors shall nominate." Please confirm that in the event that the Board of Directors selects a substitute nominee prior to the Annual Meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

III. Corporate Governance, page 7

7. Please provide the information required by Item 7(a) of Schedule 14A.

Form of Proxy

8. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised "[s]uch other business as may properly come before the Annual Meeting . . . ."

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We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-8729.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions